Annual Report
(EXHIBIT A TO FORM C-AR)
April 30, 2019

Tall Idea Labs, Inc.



This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

Tall Idea Labs, Inc. DBA Commerce.AI ("Commerce.AI," "the "Company," "we," "us", or "our") is a Delaware Corporation (qualified to do business in CA), formed on October 9, 2014.

The Company is located at 440 N Wolfe Rd, Sunnyvale, CA 94085.

The Company's website is http://www.commerce.ai/.

The Company, having sold Crowd Notes pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2018. A copy of this report may be found on the company's website at www.commerce.ai/crowdnote.

The Company has 7 employees.

The Business
Commerce.AI was founded with the mission to harness the power of artificial intelligence to change the way commerce is done. The company is training its AI to learn about all products. When the AI starts to understand which product, features work well, it can empower the humans to do what we are best at- building great products and sell with confidence!

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Commerce.AI faces competition from other companies in the product intelligence space. Existing companies that engage in the product intelligence business or are within the retail tech space could introduce new or enhance existing products. If the

Company is able to establish a market around its product, it may find that larger, better funded companies may enter the market, which could negatively impact Commerce.AI's growth.

The Company is a B2B business with long sales cycles. To date, Commerce.AI has only secured four paying customers. If the Company is unable to increase its customer growth, it will not hit its revenue targets, potentially harming the financial health of the Company.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience. Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Anand Pandharikar who is the CEO of the Company. The Company has entered into an employment agreement with him, although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Anand Pandharikar or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products. Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer. We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy.

We rely on various intellectual property rights, including patents and trademarks in order to operate our business. Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights. Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns.

The amount of capital the Company has raised is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the crowdfunding offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has transactions with related persons. The Company currently has $71,942 of outstanding debt issued by the Founder, which matures in five years. The Company plans to either raise additional equity capital or refinance its current debt, or some combination thereof, in order to satisfy these obligations before they become due.

The Company does not have an official record of Board Meeting Minutes. Board meeting minutes serve as an official and legal record of the meeting of the Board of Directors. Proper corporate government typically requires that all appointments of board members, approval of capital raising and approval of major decisions were done in accordance with state law and the company's bylaws. Board meeting minutes should serve as an evidence of the above.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change. Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, investors in the Regulation CF offering will be considered a non-major investor under the terms of the notes offered, and therefore upon any conversion will receive shares of a Shadow Series with certain limited rights. Shadow Series shareholders may receive a different liquidation preference, may not have voting rights, and will receive quarterly business updates by the Company but may be limited in other information and inspection rights. Furthermore, the Company has issued and may issue convertible notes to investors outside of this offering. Those notes may convert earlier or under terms more favorable than the Crowd Note.

A majority of the Company is owned by a small number of owners. The Company's Founder and CEO Anand Pandharikar beneficially owns up to 80% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, Anand Pandharikar may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Anand Pandharikar may have interests that are different from yours. For example, he may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, he could use his voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
Commerce.AI uses proprietary deep learning technology to automate product related decision-making and workflows for brands and retailers.

Business Plan
Commerce.AI is an AI-powered system that sees, reads and listens to the world's product information with deep product-learning technology. This technology helps retailers and brands understand what customers are talking about at the product level, and build powerful e-commerce catalogs. When the AI starts to understand which product features work well, it can empower the humans to do what we are best at- building great products and selling with confidence!

We believe the opportunity is significant. Brands and retailers do not currently have a sophisticated way to listen to real-time consumer opinions at scale. There are 5 Billion unique branded products in the world , with over 30,000+ new products created every year, and over $22 trillion spent on global retail. This is a massive market to push into. Investing in us will allow us to add significant product improvements and scale our growing client base.

The Company's Products and/or Services

Our AI platform scans the web to identify profitable product opportunities, gather SKU-level intelligence, and capture product-relevant catalog content designed to optimize conversion rates.

Product / Service	Description	Current Market
Commerce.AI platform	Commerce.AI is a B2B SaaS/API product that can be used by brands, retailers and investment analysts.	Estimated business intelligence and analytics market is $18.3 billion.

Commerce.AI is a B2B SaaS/API product that can be used by brands, retailers and investment analysts. The key innovation is our ability to understand non-numerical data associated with individual products. Our platform scans the web to gather unstructured data (product reviews, images posted by users, consumer videos) in order to augment product related decisions for companies.

Using our Deep Product Learning ® technology, the platform enables our customers to achieve the following in an accelerated fashion.
- Market research
- Product design
- Product management
- Marketing and merchandising
- Competitive analysis

Kind of questions Commerce.AI can help answer for our business customers, just in few seconds, all within single platform:
For brands:
- Which new product should we build next?
- How big is the market for a new product?
- Which are the trending new competitive products?
- #1 reason why customers buy or don't buy an existing product?
- What is the #1 complaint about a product?
- How likely the new complaint convert to product recall?

For retailers:
- Which products to carry or drop based on consumer sentiment?
- How to enhance product content? (such as product catalog, marketing campaigns)
- Which new products or brands are trending?

Apart from Commerce.AI platform, we have no other new products in development. There are several new features are being planned for Commerce.AI platform.

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Competition
- The largest competitor for Commerce.AI's "automated product intelligence" is "manual product intelligence". Company employees spend a countless number of hours manually analyzing unstructured data such as product reviews, discussion forums and focus group survey results in order to build this intelligence.
- On the other hand, market research giants (such as Nielsen, Forrester, Gartner) have an army of analysts conducting the similar analysis. These reports lag real-time updates necessary for the modern world.
- We believe there is no clear leader in the market that we are carving out. We aim to be the gold standard for automated product intelligence.

Customer Base
Customer base includes 10 large consumer product brands and retailers such as Walmart, Chanel, Rakuten and others.

Intellectual Property
Patents

Application or Registration #	Title	File Date	Grant Date	Country
62341653	Method for updating online product description based on customer perspective learned from reviews and questions	May 26, 2016	Provisional	United States
62517244	A method and apparatus to identify anomalies in trending topics using unsupervised machine learning	June 9, 2017	Provisional	United States

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
87392673	IC 042. US 100 101. G & S: Providing temporary use of a non-downloadable web application for helping retailers sell more products	DEEP PRODUCT LEARNING	March 30, 2017	N/A	United States

Litigation
None

Other
The Company's principal address is 440 N Wolfe Rd, Sunnyvale, CA 94085

The Company has the following additional addresses: N/A

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Anand Pandharikar

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Anand Pandharikar is the Co-founder/CEO of Commerce.AI.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Prior to Commerce.AI, Andy founded Fitiquette based in San Francisco, which got acquired by Flipkart group. Fitiquette was selected as the top commerce-tech startup at Techcrunch Disrupt SF 2012. Andy held various product and engineering positions at Cisco. He is also a member of SF Angels Group and has invested in a number of startups as an angel investor. He

attended M.S. in Management Science and Engineering at Stanford University and an Executive Degree at Harvard Business School. Andy is an outdoor enthusiast, an ultramarathoner, and a certified lead rock climber.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Anand (Andy) Pandharikar

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Andy Pandharikar is the Co-founder/CEO of Commerce.AI.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Prior to Commerce.AI, Andy founded Fitiquette based in San Francisco, which got acquired by Flipkart group. Fitiquette was selected as the top commerce-tech startup at Techcrunch Disrupt SF 2012. Andy held various product and engineering positions at Cisco. He attended M.S. in Management Science and Engineering at Stanford University and an Executive Degree at Harvard Business School.

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 7 employees in California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities, as of December 31, 2018:

Type of security	Common Stock
Amount outstanding	9,757,777
Voting Rights	Yes
Percentage ownership of the company	100%

The Company has the following debt outstanding:

Type of debt	Notes
Name of creditor	Anand Pandharikar
Amount outstanding	$71,942.00
Interest rate and payment schedule	0% Interest. Payment schedule undetermined.
Amortization schedule	N/A
Describe any collateral or security	No collateral
Maturity date	2021
Other material terms	The Company currently has 71,942 of outstanding debt which matures in five years. The Company plans to either raise additional equity capital or refinance its current debt, or some combination thereof, in order to satisfy these obligations before they become due.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Money Raised	Offering Date
SAFE (Simple Agreement for Future Equity)	$200,000	November 1, 2016
SAFE (Simple Agreement for Future Equity)	$200,000	May 16, 2017
SAFE (Simple Agreement for Future Equity)	$80,000	July 06, 2017

During 2017, the Company issued an additional 725,000 options to purchase Company stock. As of December 31, 2017, the company had 1,275,000 options outstanding. All of the options have vesting periods between 2 and 4 years.

In August 2017, the company sold $788,000 in Crowd Notes. The Company additionally issued to SI Securities, LLC, as compensation for its services as intermediary (and any other services as described in its engagement agreement with the Company), an amount of $39,393 in Crowd Notes.

The Crowd Notes sold in this offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a Preferred Stock financing raising more than $1 million).
-
- Once a "qualified equity financing" occurs, the notes may be converted thereafter.

The price at which the Crowd Notes sold in this offering will convert will be:

- At a discount of 10% to the price in the qualified equity financing, subject to a $8 million valuation cap, if the conversion takes place after the qualified equity financing; or
-
- If conversion takes place prior to a qualified equity financing, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 0%, compounded quarterly.

Ownership
A majority of the Company is owned by Anand Pandharikar.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Anand Pandharikar	80.0%

FINANCIAL INFORMATION

Please see the financial information listed in Exhibit B of this Form C-AR. The financial statements have not been reviewed by a CPA or audited.

Operations
The Company has experienced recurring losses from operations since inception. As shown in the accompanying financial statements, the Company incurred a net loss of $100,551 for the twelve month period ended December 31, 2018.

Liquidity and Capital Resources
As of Dec 31, 2018, the Company had approximately $204,386 cash on hand. The Company's monthly cash burn is approximately $20,000. As of December 31, 2018, our total assets were $882,904 and our total liabilities were $72,742.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Transfer Agent

We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Founder's Note: Total long-term debt $ 71,942
The Company currently has $71,942 of outstanding debt which matures in five years. The Company plans to either raise additional equity capital or refinance its current debt, or some combination thereof, in order to satisfy these obligations before they become due.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: N/A

OTHER INFORMATION

Bad Actor Disclosure
None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Anand Pandharikar
_____
(Signature)

Anand Pandharikar
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Anand Pandharikar
_____
(Signature)

Anand Pandharikar
_____
(Name)

CEO
_____
(Title)

4/30/19
_____
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Anand Pandharikar, certify that the financial statements of Tall Idea Labs, Inc. included in this Form are true and complete in all material respects.

Anand Pandharikar
CEO, Tall Idea Labs, Inc
4/30/2019

Tall Idea Labs, Inc.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

Table of Contents

Tall Idea Labs, Inc.

Consolidated Balance Sheets

December 31, 2018 and 2017

Assets		**2018**		**2017**
Current assets:				
Cash and cash equivalents	$	204,386	$	700,173
Accounts receivable		—		—
Total current assets		204,386		700,173
Non current assets:				
Software Capitalization, net of accumulated depreciation		678,518		258,594
Total assets	$	882,904	$	958,767
Liabilities and Stockholders' Equity (Deficit)				
Current liabilities:				
Taxes Payable	$	800	$	800
Total current liabilities		800		800
Notes payable		71,942		71,942
Total non-current liabilities		71,942		71,942
Total liabilities		72,742		72,742
Common shares, $0.0001 par value. Authorized 10,000,000 shares; 9,757,777 and 8,832,777 shares issued at December 31, 2017 and 2016		1,000		1,000
Additional paid-in capital		1,093,419		1,068,731
Accumulated other comprehensive income		—		—
Retained earnings (deficit)		(284,257)		(183,706)
Total stockholders' equity (deficit)		810,162		886,025
Total liabilities and stockholders' equity (deficit)	$	882,904	$	958,767

See accompanying notes to consolidated financial statements.

Tall Idea Labs, Inc.

Consolidated Statement of Income

Years ended December 31, 2018 and 2017

	2018	2017
Net sales	$ 356,000	$ 240,000
Cost of sales	—	—
Gross profit	356,000	240,000
Operating expenses:		
Selling expenses	(36,300)	(15,888)
General & Administrative expenses	(257,445)	(156,871)
Software amortization	(137,318)	(48,647)
Total operating expenses	(431,063)	(221,406)
Operating income	(75,063)	18,594
Other Income		
Stock Option Expense	(24,688)	(24,688)
Income before income taxes	(99,751)	(6,094)
Income tax expense	(800)	(800)
Net income (loss)	$ (100,551)	$ (6,894)

See accompanying notes to consolidated financial statements.

Tall Idea Labs, Inc.

Statements of Cash Flows

Years ended December 31, 2018 and 2017

	2018	2017
Cash flows from operating activities:		
Net income	$ (100,551)	17,794
Adjustments to reconcile net income to net cash flows provided (used) by operating activities:		
Depreciation and amortization	162,006	48,647
Changes in assets and liabilities, net of purchase accounting impact:		
Increase in accounts receivable	—	10,000
Increase in taxes payable	—	—
Net cash flows provided (used) by operating activities	61,455	76,441
Cash flows from investing activities:		
Software purchases	(557,242)	(307,241)
Net cash provided by (used in) investing activities	(557,242)	(307,241)
Cash flows from financing activities:		
Net proceeds from note payable	—	—
Net Proceeds from equity contribution	—	800,357
Net cash provided by (used in) financing activities	—	800,357
Effect of foreign currency rates on cash	—	—
Net increase (decrease) in cash and cash equivalents	(495,787)	569,557
Cash and cash equivalents at beginning of year	700,173	130,616
Cash and cash equivalents at end of year	$ 204,386	700,173
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$ —	—
Taxes	$ 800	800

See accompanying notes to consolidated financial statements.

Tall Idea Labs, Inc.

Consolidated Statements of Stockholders' Equity

Years ended December 31, 2018 and 2017

		Stockholders Investment	Retained earnings (deficit)	Total stockholder's equity
Balance December 31, 2016	$	244,686	$ (176,812)	67,874
Stockholders Equity		200	—	200
Additional Paid in Capital		824,845	—	824,845
Net income for the year ended December 31, 2017		—	(6,894)	(6,894)
Balance December 31, 2017	$	1,069,731	$ (183,706)	886,025
Stockholders Equity		—	—	—
Additional Paid in Capital		24,688	—	24,688
Net income for the year ended December 31, 2018		—	(100,551)	(100,551)
Balance December 31, 2018	$	1,094,419	$ (284,257)	810,162

See accompanying notes to consolidated financial statements.

Tall Idea Labs, Inc.

Consolidated Statements of Comprehensive Income (Loss)

Years ended December 31, 2018 and 2017

		2018	**2017**
Net income	$	(100,551)	(6,894)
Other comprehensive income:		—	—
Comprehensive income	$	(100,551)	(6,894)

See accompanying notes to consolidated financial statements.

NOTES TO THE FINANCIAL STATEMENTS

(1)   Basis of Presentation

Tall Idea Labs, Inc. (the Company) is software-as-a-service platform built for businesses. It uses artificial intelligence on various types of unstructured data in order to provide product intelligence for consumer product brands.

The Company's activities are subject to significant risks and uncertainties, including failing to secure additional funding to operationalize the Company's current technology before another company develops similar technology.

The accompanying financial statements have been prepared on the basis that the Company will continue as a going concern.

(2)   Summary of Significant Accounting Policies

(a)   Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

(b)   Use of Estimates

The preparation of consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the valuation and carrying amount of property, plant, equipment and intangibles; valuation allowances for receivables and inventories; deferred income tax assets; and assets and obligations related to employee benefits. Actual results could differ from those estimates.

(3)   Debt

The Company's debt at December 31st 2018 was as follows:

	2018	2017
Founders Note	$ 71,942	71,942
Total long-term debt	$ 71,942	71,942

The Company currently has 71,942 of outstanding debt which matures in three years. The Company plans to either raise additional equity capital or refinance its current debt, or some combination thereof, in order to satisfy these obligations before they become due.

(4)   Capitalized Software

Capitalized software stated at cost.

As of December 31, 2018 and December 31, 2017, capitalized software consist of:

		2018	2017
Software Development	$	864,483	307,241
Subtotal		864,483	307,241
Accumulated Depreciation		(185,965)	(48,647)
Net property, plant, and equipment	$	678,518	258,594

Amortization for the periods ended December 31, 2018 and 2017 was $137,318 and $48,647, respectively.

(5)   Income Taxes

For the period ended December 31, 2018 and for the year ended December 31, 2017, the components of income tax benefit (expense) consisted of the following:

		2018	2017
Current:			
Federal	$	-	-
State		800	800
Total Current		800	800
Deferred			
Federal		-	-
State		-	-
Total Deferred		-	-
Total Income Tax (Benefit)	$	800	801

Tax expense of $800 was recorded for the period ended December 31, 2018 and 2017.

Income taxes attributable to income (loss) before income taxes differed from the amounts computed by applying the United States federal income tax rate of 21% to pretax income (loss) as a result of the following:

		2018	2017
Computed "Expected" tax expense (benefit)	$	(121,559)	(2,413)
State tax expense (benefit)		(34,731)	(609)
Other		-	800
Income tax receivable		-	-
Change in valuation allowance		157,090	3,022
Total income tax expense (benefit)	$	800	800

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

		2018	2017
Deferred tax assets:			
Net operating loss	$	628,992	50,141
Warrant Expense		24,688	24,688
Total gross deferred tax assets		653,680	74,829
Less valuation allowance		(653,680)	(74,829)
Net deferred tax assets		-	-
Deferred tax liabilities			
Total gross deferred liabilities		-	-
Net deferred tax asset	$	-	-

The Company is required to assess the ultimate realization of deferred tax assets generated from net operating loss and tax credit carryforwards using a "more likely than not" assessment of realization. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities (including the impact of available carryback and carryforward periods), projected future taxable income, and tax-planning strategies in making this assessment. The Company recorded a valuation allowance of $653,680 and $74,829 at December 31, 2018 and 2017. Management believes that the recoverability of certain acquired and generated deferred tax assets is more likely than not because the ultimate realization of the tax asset is mainly dependent on the availability of future taxable income. The ultimate amount of deferred tax assets realized could be materially different from that recorded, as impacted by changes in federal or foreign income tax laws and upon the generation of future taxable income to enable the Company to realize the related tax assets.

At December 31, 2018, the Company has domestic net operating loss carryforwards of $653,680

(6)   Stock Options

Options	Number of Options	Weighted Average Exercise Price	Weighted Average Contractual Term
Outstanding at December 31, 2016	550,000	0.01	10
Granted	725,000	0.02	10
Exercised	—	—	—
Expired	—	—	—
Forfeited	—	—	—
Other	—	—	—
Outstanding at December 31, 2017	1,275,000	0.01	10
Granted	400,000	0.04	10
Exercised	—	—	—
Expired	—	—	—
Forfeited	—	—	—
Other	—	—	—
Outstanding at December 31, 2018	1,675,000	0.01	10
Vested and expected to vest at December 31, 2018	493,750	0.00	10

As of December 31, 2018 and 2017 stock option expense recognized was $24,688 and $24,688, respectively.

At December 31, 2018, total unrecognized compensation cost related to the unvested portion of the Company's service-based stock option awards that remains to be expensed was $78,125, with the weighted average remaining years to vest of approximately 4 years.

(7)   Subsequent Events

Subsequent events have been evaluated through the date of this report.